Filed pursuant to 424(b)(3)
Registration No. 333-119945

SUPPLEMENT NO. 2
DATED JUNE 30, 2006
TO THE PROSPECTUS DATED MARCH 31, 2006
OF BEHRINGER HARVARD REIT I, INC.

This document supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated March 31, 2006, as supplemented by Supplement No. 1 dated June 15, 2006. This supplement updates, modifies or supersedes certain information contained in the prospectus section entitled “Description of Real Estate Investments” as described below. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)                                  the declaration of distributions by our board;

(2)                                  our acquisition of the Paces West property located in Atlanta, Georgia;

(3)                                  our acquisition of the Riverside Plaza property located in Chicago, Illinois; and

(4)                                  our acquisition of the Terrace property located in Austin, Texas and additional transactions in connection with this acquisition.

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section on page 5 of our prospectus and the “Description of Shares — Distributions” section beginning on page 181 of our prospectus:

On June 28, 2006, our board of directors declared distributions payable to the stockholders of record each business day of the period commencing July 1, 2006 and ending September 30, 2006. The declared distributions will equal a daily amount of $.0019178 per share of common stock, which is equivalent to an annual distribution rate of seven percent (7.0%) assuming the share was purchased for $10.00. Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.

Description of Real Estate Investments

The following information supplements the discussion contained in the prospectus under the heading “Description of Real Estate Investments,” which begins on page 122 of the prospectus.

Paces West

On April 19, 2006, we acquired a fee simple interest in two interconnected office buildings located in Atlanta, Georgia (“Paces West”) through Behringer Harvard Paces West, LLC (“BH Paces West”), a wholly-owned subsidiary of Behringer Harvard OP. Paces West consists of a 14-story and a 17-story office building containing approximately 646,000 combined rentable square feet located on approximately 9.2 acres of land. The property also includes a six-story and a five-story parking garage. The total contract purchase price for Paces West, exclusive of closing costs and initial escrows, was approximately $114.1 million. The purchase price for the transaction was determined through negotiations between the Paces West seller, GA-Paces, L.L.C., an unaffiliated third party, and our advisor and its affiliates. BH Paces West borrowed $84 million under a loan agreement with Bear Stearns Commercial Mortgage, Inc. dated April 19, 2006 (the “Paces West Loan Agreement”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

The interest rate under the loan is fixed at 5.4417% per annum. Initial monthly payments of interest only are required through May 2011, with monthly principal and interest payments of approximately $474,000 required beginning June 2011 and continuing to the maturity date, May 1, 2016. Prepayment, in whole or in part, is not permitted. At maturity, a balloon payment of approximately $78.5 million will be due. In addition, we have guaranteed payment of the debt under the Paces West Loan Agreement in the event that (1) BH Paces West files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the Paces West Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of BH Paces West or any of its affiliates. Further, in certain circumstances, we are obligated to pay lender losses based on certain prohibited acts or circumstances.

Paces West, which was originally constructed in 1987 (Building One) and 1989 (Building Two), is approximately 82% leased, and its major tenants are: Piedmont Hospital, Inc; Docucorp International Inc.; and BT Americas, Inc.

Piedmont Hospital Inc., an Atlanta-based hospital, leases approximately 97,000 square feet of Paces West for an annual rent of approximately $1.8 million under a lease that expires in April 2015 with a five-year renewal option available.

Docucorp International, Inc., a software provider, leases approximately 95,000 square feet of Paces West for an annual rent of approximately $2.4 million under a lease that expires in December 2012 with two five- year renewal options available.

BT Americas Inc., a subsidiary of the global telecom company BT Group, leases approximately 80,000 square feet of Paces West for an annual rent of approximately $1.6 million under a lease that expires in March 2014 with two five-year renewal options available.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Paces West. Among other things, HPT Management has the authority to negotiate and enter into leases of Paces West on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. HPT Management has subcontracted certain of its on-site management services to Trammell Crow Company.

We believe that Paces West is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Paces West over the next few years.  There are at least five comparable properties located in the same submarket that might compete with Paces West.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated. For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $920,000. The real estate taxes paid were calculated by multiplying Paces West’s assessed value by a tax rate of 3.487%.

The historical information relating to the occupancy of Paces West for 2001-2005 was not available from the seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Paces West. The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	4	20,843	$400,152	3.83%
2007	6	22,159	291,180	2.62%
2008	6	31,267	671,976	5.27%
2009	6	34,270	768,468	5.74%
2010	8	51,372	902,432	6.45%
2011	3	53,862	1,016,793	6.97%
2012	4	95,101	2,377,500	15.70%
2013	0	—	—	—
2014	3	79,949	1,576,512	9.94%
2015	2	112,916	$2,118,192	12.78%

Riverside Plaza

On June 2, 2006, we acquired a fee simple interest in a 35-story office building and an adjacent 3-story fitness center containing approximately 1.2 million combined rentable square feet in Chicago, Illinois (“Riverside Plaza”). We acquired Riverside Plaza through our acquisition of all of the common stock of BCSP III Illinois Properties Business Trust, through Behringer Harvard South Riverside Holding Business Trust (“BH Riverside Trust”), a wholly-owned subsidiary of Behringer Harvard OP. The total contract price for Riverside Plaza, exclusive of closing costs and initial escrows, was approximately $277.5 million. The purchase price for the transaction was determined through negotiations between the Riverside Plaza seller, Beacon Capital Strategic Partners III, L.P., an unaffiliated third party, and our advisor and its affiliates. Behringer Harvard South Riverside, LLC (“BH Riverside, LLC”), a wholly-owned subsidiary of BH Riverside Trust, borrowed $202 million under a loan agreement with Greenwich Capital Financial Products, Inc. dated June 2, 2006 (the “Riverside Plaza Loan Agreement”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

The interest rate under the loan is fixed at 5.75% per annum until June 30, 2008, and fixed at 6.191% per annum for all periods thereafter. Initial monthly payments of interest only are required through June 6, 2011, with monthly principal and interest payments of approximately $1.2 million required beginning July 6, 2011 and continuing to the maturity date, June 6, 2016. Prepayment, in whole but not in part, is permitted from and after the third monthly payment date prior to the maturity date, provided that at least fifteen days prior written notice is given. At maturity, a balloon payment of approximately $190.7 million will be due. In addition, we have guaranteed payment of the debt under the Riverside Plaza Loan Agreement in the event that (1) BH Riverside, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the Riverside Plaza Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of BH Riverside, LLC or any of its affiliates. Further, in certain circumstances, we are obligated to pay lender losses based on certain prohibited acts or circumstances.

Riverside Plaza, which was originally constructed in 1971, is approximately 96% leased and includes the following major tenants:  Deutsche Investment Management Americas, Inc.; Fifth Third Bank; and Synovate, Inc.

Deutsche Investment Management Americas, Inc., an international provider of commercial and investment banking, currently leases approximately 311,000 square feet of Riverside Plaza for an annual rent of approximately $3.7 million under a lease with approximately 209,000 square feet terminating in December 2006 with the remaining approximately 102,000 square feet expiring in December 2016, with a five-year renewal option available.

Fifth Third Bank, a bank holding company, leases approximately 111,500 square feet of Riverside Plaza for an annual rent of approximately $2.1 million under a lease that expires in December 2016 with two five-year renewal options available.

Synovate, Inc., a global communications specialist, leases approximately 86,000 square feet of Riverside Plaza for an annual rent of approximately $1.3 million under a lease that expires in April 2009 for approximately 9,000 square feet and a lease that expires in April 2019 for approximately 77,000 square feet. Each lease has two five-year renewal options available.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Riverside Plaza. Among other things, HPT Management has the authority to negotiate and enter into leases of Riverside Plaza on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. HPT Management has subcontracted certain of its on-site management services to Trammell Crow Company.

We believe that Riverside Plaza is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Riverside Plaza over the next few years. There are at least seven comparable properties located in the same submarket that might compete with Riverside Plaza.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated. For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $3,450,000. The real estate taxes paid were calculated by multiplying Riverside Plaza’s assessed value by a tax rate of 6.28%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	98%	$11.67
2004	91%	$12.05
2003	80%	$13.99
2002	82%	$12.18
2001	91%	*

*Information not available from Riverside Plaza seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Riverside Plaza. The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	6	360,412	$1,573,609	6.93%
2007	2	9,494	205,720	0.64%
2008	1	3,362	67,068	0.19%
2009	2	14,181	141,356	0.37%
2010	8	92,586	1,676,406	4.34%
2011	6	39,778	1,199,497	3.01%
2012	0	—	—	—
2013	2	47,784	955,613	2.17%
2014	6	101,157	1,940,206	4.26%
2015	2	27,779	$576,208	1.23%

The Terrace

On June 21, 2006, we acquired a portfolio of four office buildings in an office park located in Austin, Texas (the “Terrace”) through Behringer Harvard Terrace LP (“BH Terrace”), a wholly-owned subsidiary of Behringer Harvard OP. The Terrace consists of two five-story buildings and two six-story buildings containing approximately 619,000 combined rentable square feet located on approximately 21 acres of land. The property also includes one three-story and three four-story parking garages. The total contract purchase price for the Terrace, exclusive of closing costs and initial escrows, was approximately $166 million. The purchase price for the transaction was determined through negotiations between the Terrace sellers, Desta One Partnership, Ltd., Desta Two Partnership, Ltd. and Desta Five Partnership, Ltd., unaffiliated third parties, and our advisor and its affiliates. On June 21, 206, BH Terrace borrowed $131 million under a loan agreement with Lehman Brothers Bank, FSB (the “Terrace Loan Agreement”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

The interest rate under the loan is fixed at 5.75% per annum through July 2008, and 6.22302% per annum thereafter. Initial monthly payments of interest only are required through July 2011, with monthly principal and interest payments of approximately $804,000 required beginning August 2011 and continuing to the maturity date, July 11, 2016. Prepayment is permitted only in whole on or after April 11, 2016. At maturity, a balloon payment of approximately $123.7 million will be due. In addition, we have guaranteed payment of the debt under the Terrace Loan Agreement in the event that (1) BH Terrace files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the Terrace Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of BH Terrace or any of its affiliates. Further, in certain circumstances, we are obligated to pay lender losses based on certain prohibited acts or circumstances.

The Terrace consists of the following office buildings:

•                a five-story office building, built in 1999, located on approximately 4.4 acres of land containing approximately 115,460 rentable square feet (“Terrace 1”);

•                a five-story office building, built in 1999, located on approximately 4.1 acres of land containing approximately 114,635 rentable square feet (“Terrace 2”);

•                a six-story office building, built in 2002, located on approximately 5.9 acres of land containing approximately 196,717 rentable square feet (“Terrace 5”); and

•                a six-story office building, built in 2002, located on approximately 6.6 acres of land containing approximately 192,214 rentable square feet (“Terrace 7”).

Collectively, the Terrace is approximately 97% leased and includes the following major tenants:  Cirrus Logic, Inc. and Vinson & Elkins. Terrace 1, Terrace 2, Terrace 5 and Terrace 7 are approximately 94%, 89%, 100% and 99% leased, respectively.

Cirrus Logic, Inc., a worldwide leader in the development of high-precision analog and mixed-signal integrated circuits, leases 196,717 square feet of Terrace 5 for an annual rent of approximately $4.6 million under a lease that expires in August 2012 with two ten-year renewal options available.

Vinson & Elkins, an international law firm, leases approximately 115,000 square feet of Terrace 7 for an annual rent of approximately $2.8 million under a lease that expires in December 2014 with two five-year renewal options available.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the Terrace. Among other things, HPT Management has the authority to negotiate and enter into leases of the Terrace on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. HPT Management has subcontracted certain of its on-site management services to ClayDesta, L.P., an affiliate of the Terrace sellers.

We believe that the Terrace is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Terrace over the next few years. The Terrace is located in the southwest Austin submarket, which is one of Austin’s most restrictive development areas due to environmental restrictions that limit additional development. There are at least five comparable properties located in the same submarket that might compete with the Terrace.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated. For federal income tax purposes, we depreciate (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $1,885,000. The real estate taxes paid were calculated based on a tax rate of $2.6812 per $100 in value.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	96%	$18.23
2004	97%	$18.45
2003	89%	$16.96
2002	92%	$18.45
2001	99%	$16.92

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Terrace. The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	3	9,450	$116,748	1.02%
2007	11	91,341	1,418,988	12.71%
2008	3	8,017	111,924	0.92%
2009	7	28,179	432,600	3.47%
2010	4	34,051	459,072	3.58%
2011	2	15,898	264,480	2.01%
2012	2	208,588	4,787,004	37.41%
2013	2	58,328	761,844	5.10%
2014	3	141,729	1,674,588	10.77%
2015	0	—	—	—

In connection with our acquisition of the Terrace, on June 21, 2006, Behringer Harvard Holdings entered into a development option agreement (the “Development Option Agreement”) with W&G Partnership, Ltd., Desta Three Partnership, Ltd. and Desta Six Partnership, Ltd. to have the exclusive right of first offer to participate in the future development of five separate tracts of land, totaling approximately 48 acres in Austin, Texas, contiguous with the Terrace. On June 21, 2006, Behringer Harvard OP entered into an Agreement Concerning Development Rights with Behringer Harvard Holdings whereby Behringer Harvard Holdings has granted Behringer Harvard OP a right of first refusal to exercise its rights arising out of the Development Option Agreement.

Additionally, on June 21, 2006, Behringer Harvard OP entered into a promissory note with W&G Partnership, Ltd. (the “Borrower”), whereby Behringer Harvard OP loaned $3 million to the Borrower (the “Terrace Development Note”). The interest rate under the Terrace Development Note is fixed at 7.75% per annum through the maturity date of June 21, 2013. Initial monthly payments of interest only at a rate of 6.50% per annum are required through the maturity date. Interest of 1.25% will be accrued and added to the principal amount annually on the anniversary date of the note. The unpaid interest and principal are due on June 21, 2013.